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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                    SCHEDULE 13G
                                    (RULE 13d-102)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO RULE 13d-2(b)

                            (AMENDMENT NO.___________)(1)

                               DSP Communications, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                       Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                      23332K106
                           --------------------------------
                                    (CUSIP Number)


                                  December 16, 1998
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / / Rule 13d-1(b)

     /X/ Rule 13d-1(c)

     / / Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  23332K106
--------------------------------------------------------------------------------

     1.    Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Davidi Gilo
--------------------------------------------------------------------------------

     2.    Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)

           (b)

--------------------------------------------------------------------------------

     3.    SEC Use Only........................................................

--------------------------------------------------------------------------------

     4.    Citizenship or Place of Organization:   UNITED STATES

--------------------------------------------------------------------------------

Number of      5.  Sole Voting Power    2,733,104*
Shares Bene-   -----------------------------------------------------------------
ficially by    6.  Shared Voting Power        0
Owned by Each  -----------------------------------------------------------------
Reporting      7.  Sole Dispositive Power         2,733,104*
Person With:   -----------------------------------------------------------------
               8.  Shared Dispositive Power        0

--------------------------------------------------------------------------------

     9.    Aggregate Amount Beneficially Owned by Each Reporting Person
              2,733,104*
            --------------

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                              ------------

     11.   Percent of Class Represented by Amount in Row (9)    6.9%**
                                                              ----------

--------------------------------------------------------------------------------

     12.   Type of Reporting Person (See Instructions)    IN
                                                       -------------------

--------------------------------------------------------------------------------
     *Includes (i) 731,604 shares held by Harmony Management, Inc., of which Davidi Gilo and Shamaya Gilo are the sole shareholders and (ii) 786,000 shares
held by The Gilo Family Trust, of which Mr. Gilo serves as trustee.   Also
includes 1,215,500 shares issuable pursuant to stock options.

     **The percentage is based on 38,329,898 shares outstanding as of March 25, 1999.

ITEM 1.

        (a) Name of Issuer: DSP Communications, Inc.

        (b) Address of Issuer's Principal Executive Offices:

                         20300 Stevens Creek Blvd., Suite 465
                         Cupertino, CA   95014

ITEM 2.

        (a) Name of Person Filing: Davidi Gilo

        (b) Address of Principal Business Office or, if none, Residence:

                         100 Why Worry Lane, Woodside, CA 94062

        (c) Citizenship: United States

        (d) Title of Class of Securities: Common Stock, par value $0.001 per share

        (e) CUSIP Number:   23332K106


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)     / /    Broker or dealer registered under section 15 of the Act
                       (15 U.S.C. 78o);.
        (b)     / /    Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                       78c);
        (c)     / /    Insurance company as defined in section 3(a)(19) of the
                       Act (15 U.S.C. 78c);
        (d)     / /    Investment company registered under section 8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8);
        (e)     / /    An investment advisor in accordance with Section
                       240.13d-1(b)(1)(ii)(E);
        (f)     / /    An employee benefit plan or endowment fund in accordance
                       with Section 240.13d-1(b)(1)(ii)(F);
        (g)     / /    A parent holding company or control person in accordance
                       with Section 240.13d-1(b)(1)(ii)(G);
        (h)     / /    A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12  U.S.C. 1813);
        (i)     / /    A church plan that is excluded from the definition of an
                       investment company under section 3(c)(14) of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-3);
        (j)     / /    Group, in accordance with Section
                       240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)     Amount beneficially owned:
                       2,733,104*

        (b)     Percent of class:
                       6.9%**

        (c)     Number of shares as to which the person has:

                (i)    Sole power to vote or to direct the vote:
                              2,733,104*

                (ii)   Shared power to vote or to direct the vote:
                              0

                (iii)  Sole power to dispose or to direct the disposition of:
                              2,733,104*

                (iv)   Shared power to dispose or to direct the disposition of:
                              0

                INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE Section 240.13d-3(d)(1).

        *Includes (i) 731,604 shares held by Harmony Management, Inc., of which Davidi Gilo and Shamaya Gilo are the sole shareholders and (ii) 786,000 shares
held by The Gilo Family Trust, of which Mr. Gilo serves as trustee.   Also
includes 1,215,500 shares issuable pursuant to stock options.

        **The percentage is based on 38,329,898 shares outstanding as of March 25, 1999.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

                Not applicable.

ITEM 10. CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                      SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 1999


                                             /s/ Davidi Gilo
                                             -------------------------
                                             DAVIDI GILO